UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      000-16761

Highlands Bankshares, Inc.

(Exact name of registrant as specified in its charter)

P. O. Box 929, Petersburg, WV 26847 (304) 257-4111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Registrant is a bank holding company and the class of
Rule 12g-4(a)(2)	☐	securities as to which this certification applies is held of
Rule 12h-3(b)(1)(i)	☒	record by fewer than 1,200 persons. The Registrant is
Rule 12h-3(b)(1)(ii)	☐	relying on Sections 12(g)(4) and 15(d) of the Securities
Rule 15d-6	☐	Exchange Act of 1934, as amended, by the Jumpstart Our Business Startups Act.

Approximate number of holders of record as of the certification or notice date:      825

Pursuant to the requirements of the Securities Exchange Act of 1934, Highlands Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 24, 2012	By:	/s/ Jeffrey B. Reedy
Jeffrey B. Reedy
Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer or the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.